SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: December 2016	Commission File Number: 001-35776

ACASTI PHARMA INC.

(Name of Registrant)

545 Promende du Centropolis

Suite 100

Laval, Québec

Canada H7T 0A3

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K including the exhibits hereto shall be deemed to be incorporated by reference into Acasti Pharma Inc.’s registration statement on Form S-8 (File No. 333-191383) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACASTI PHARMA INC.

Date: December 5, 2016	By:	/s/ Jan D’Alvise
Name: Jan D’Alvise
Title: President and CEO of Acasti Pharma Inc.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Revised Business Description and Risk Factors relating to the registrant, dated December 5, 2016

VIA EDGAR

December 5, 2016

Acasti Pharma Inc. (the Corporation) has updated the business description and risk factors related to the Corporation, as attached hereto. This information updates the business description and risk factors contained in the the Corporation’s annual report on Form 20-F for the fiscal year ended February 29, 2016, as filed with the Commission on May 31, 2016.

[signature page follows]

MADE this 5th day of December, 2016.

ACASTI PHARMA INC.

Per:	/s/ Jan D’Alvise
Name: Jan D’Alvise
Title: President and Chief Executive Officer